May 4, 2010

Keith A. O’Connell

Securities and Exchange Commission

Division of Investment Management

Washington, DC  20549

RE:    The American Independence Funds Trust
SEC File Numbers: 811-21757; 333-124214

         Responses to additional comments on the 485A filing submission number 0001324443-10-000005.

Dear Mr. O’Connell:

This letter is in response to the comments you provided on April 1, 2010 to the amended 485A filing submitted to you on March 18, 2010, with respect to the American Independence Active Treasury Management Fund and the American Independence Active Treasury Management Bull/Bear Fund, each a series of the American Independence Funds Trust.

Below, please find the response to each comment provided. Included with this correspondence letter is a copy of a clean and red-line version for your review. References to page numbers correspond to those pages in the attached red-line version.

1.      Comment: Effective February 28, 2010, amendments to the Statement of Additional Information (“SAI”) are required to include the additional disclosure regarding (i) the experience, qualifications, attributes and skills of the board of directors over the past five years, (ii) board leadership structure; and (iii) nominating committee considerations regarding board diversity.

Response: Appropriate disclosure has been included in the SAI pursuant to the February 28, 2010 amendments with respect to the additional required information for the board of directors. Please see pages 22-27 of the redline version of the SAI for the new information.

2.      Comment: Under “Fees and Expenses of the Fund” in the Expense Table, the line “Net Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements” should be changed to “Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements” for both the AI Active Treasury Management Fund (page 3) and the AI Active Treasury Management Bull/Bear Fund (page 7).

Response: The change has been made from “Net” to “Total” in the last line of each Fund’s respective Expense Table.

3.      Comment: If footnote (1) in the Expense Table under “Fees and Expenses of the Fund” is on the “Distribution and Service (12b-1) Fees” line, it needs to be part of the 12b-1 Plan.

Response: The fees referred to by this footnote with respect to each Fund are part of that Fund’s 12b-1 Plan (see page 3 of the AI Active Treasury Management Fund and page 7 of the AI Active Treasury Management Bull/Bear Fund).

4.      Comment: With respect to footnote (1) in the Expense Table under “Fees and Expenses of the Fund”, the last sentence starting with “At the present time, the Fund is assessing 0.10% of the 12b-1 fee...servicing fee.” should refer to distribution fee, not 12b-1 fee.

Response: Footnote (1) in the Expense Table under “Fees and Expense of the Fund” has been changed to “At the present time, the Fund is assessing 0.10% of the distribution fee and is assessing the 0.25% shareholder servicing fee.” for each of the Funds presented in the filing.

5.      Comment: In footnote (3) in the Expense Table under “Fees and Expense of the Fund” for the AI Active Treasury Management Fund, the expense ratio caps for each Class do not agree with the expense ratios provided in the Expense Table.

Response: The expense ratios listed in footnote (3) have been updated to reflect the correct expense cap for the respective class as listed in the Expense Table (see page 3).

6.      Comment: Under the section “Principal Risks” for each Fund, there is no mention of credit risk, which would be expected given that the Funds are allowed to purchase 20% in securities other than U.S. Treasury obligations.

Response: The Funds do not intend to invest 20% in securities other than U.S. Treasury obligations, cash or money market mutual funds and therefore do not consider credit risk to be a principal risk.

7.      Comment: In the Expense Table under “Fees and Expenses of the Fund” for the AI Active Treasury Management Bull/Bear Fund (on page 7), the Total Annual Fund Operating Expense ratios do not add up to the stated number.

Response: The correct figures for the Total Annual Fund Operating Expense ratios have been updated to reflect the correct amounts.

8.      Comment: In footnote (3) in the Expense Table under “Fees and Expense of the Fund” for the AI Active Treasury Management Bull/Bear Fund, the expense ratio caps for each Class do not agree with the expense ratios provided in the Expense Table.

Response: The expense ratios listed in footnote (3) have been updated to reflect the correct expense cap for the respective class as listed in the Expense Table (see page 7).

9.      Comment: With respect to the section “Principal Strategies” under “Principal Investment Strategies, Risks and Performance”  for the AI Active Treasury Management Bull/Bear Fund, additional disclosure is needed regarding the bear nature of the fund, how the fund achieves negative duration and the possibility of substantial loss in volatile markets due to the leverage risk.

Response: Additional disclosure has been added to the Principal Strategies sections (see page 8).

10.  Comment: Under the section “Additional Information About the Funds’ Investment Strategies” under “More About the Funds” with respect to the Active Treasury Management Fund, the first sentence of the second paragraph should be changed to reflect the objective of the fund instead of discussing a primary goal and secondary goal of the Fund.

Response: The first sentence of the second paragraph on page 12 has been changed to reflect the Fund’s investment objective as stated in the Summary section.

11.  Comment: Under the section “Additional Information About the Funds’ Investment Strategies” under “More About the Funds” with respect to the Active Treasury Management Bull/Bear Fund, the third paragraph should be changed to reflect the language previously discussed in the original filing.

Response: The third paragraph on page 13 has been changed to reflect the appropriate language reflective of the Fund’s negative duration.

In addition, you commented on the registration withdrawal request filing for the American Independence Financial Solution Funds Trust, requesting that an N-8F be filed. The Form N-8F was filed on April 7, 2010, accession number 0001324443-10-000022.

We also acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We understand that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (646) 747-3477 should you have any questions regarding this correspondence.

Sincerely,

/s/ Eric M. Rubin

Eric M. Rubin

President, American Independence Funds Trust